Dykema Gossett PLLC 111 E. Kilbourn Ave. Suite 1050 Milwaukee, WI 53202 WWW.DYKEMA.COM Tel: 414-488-7300

July 11, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Blake Grady

Re:	Jet.AI Inc. Schedule TO-O filed June 27, 2024 File No. 005-92790

Dear Mr. Grady:

This response letter (this “Response”) is submitted on behalf of Jet.AI Inc. (the “Company”) in response to the comments that the Company received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a letter addressed to Mr. Winston, dated July 5, 2024 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), filed with the SEC on June 27, 2024. The Company is concurrently submitting a first amendment to the Registration Statement (“Amendment No. 1”), which reflects the changes discussed in this Response that the Company made to address the Staff’s comments and other updates.

For reference purposes, each of the Staff’s numbered comments from the Comment Letter is set forth in bold text below, followed by the Company’s response to each comment. All capitalized terms used but not defined in this Response have the meanings ascribed to them in Amendment No. 1.

The responses below are based on information provided to Dykema Gossett PLLC by the Company.

Schedule TO-I filed June 27, 2024

General

1.	Since this exchange offer commenced upon filing of the registration statement, the statement that the prospectus is “subject to completion” and “preliminary” is inapplicable. Please delete. Please see question I.E.2. of the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Response: In response to the Staff’s comment, the Company has revised the legend on the cover page of Amendment No. 1.

California | Illinois | Michigan | Minnesota | Texas | Washington, D.C. | Wisconsin

U.S. Securities and Exchange Commission

Division of Corporate Finance

July 11, 2024

2.	Refer to the following disclosure in the introduction of your offering document: “We may withdraw the Offer and Consent Solicitation only if the conditions to the Offer and Consent Solicitation are not satisfied or waived prior to the Expiration Date or if we have determined, in our sole discretion, to terminate the Offer and Consent Solicitation.” Reserving the right to cancel or terminate the Offer and Consent Solicitation even if all offer conditions have been satisfied raises concerns that this is an illusory offer in violation of the prohibition on manipulative tender offer practices in Exchange Act 14(e). Please revise.

Response: In response to the Staff’s comment, the Company has revised the applicable disclosure in Amendment No. 1.

3.	Refer to the following disclosure in the introduction: “We reserve the right to redeem any of the Warrants, as applicable, pursuant to their current terms at any time.” Please provide a legal analysis regarding how Warrants may be redeemed either during the Offer and Consent Solicitation or within 10 business days after the Expiration Date. Refer to Exchange Act Rule 13e-4(f)(6) and Rule 14e-5.

Response: The Company acknowledges the obligations and restrictions set forth in Exchange Act Rule 13e-4(f)(6) and Rule 14e-5, and in the introduction included in Amendment No. 1 the Company has removed the language cited by the Staff’s comment.

The Offer and Consent Solicitation, page 27

4.	Refer to the following statement on page 35: “All questions as to the form of documents and the validity, eligibility (including time of receipt), and acceptance for exchange of any tender of Warrants will be determined by us, in our reasonable discretion, and our determination will be final and binding.” Similar disclosure is included with respect to the form and validity of any notice of withdrawal. Please revise this statement to include a qualifier that holders are not foreclosed from challenging your determination in a court of competent jurisdiction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 35 and 36 of Amendment No. 1 to include the qualifier.

Market Information, Dividends, and Related Stockholder Matters, page 89

5.	State the high and low sales prices for the Warrants for each quarter during the past two years. Refer to Item 1002(c) of Regulation M-A.

Response: In response the Staff’s comment, the Company has disclosed information as required by Item 1002(c) of Regulation M-A on page 89.

Related-person Transactions prior to the Business Combination, page 108

6.	Refer to the paragraph on page 109, beginning: “In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, other Initial Shareholder, or certain of Oxbridge’s officers and directors may, but are not obligated to, loan Oxbridge funds as may be required...” Such disclosure appears to imply that the Business Combination has not yet occurred. Please revise or advise.

Response: The business combination was completed in August 2023. As such, and in response to the Staff’s comment, the Company has revised its disclosures on page 109 of Amendment No. 1.

* * *

U.S. Securities and Exchange Commission

Division of Corporate Finance

July 11, 2024

Thank you for your review and consideration of the matters set forth in this Response and in Amendment No. 1. If you have any questions, please contact the undersigned at (414) 488-7333 or KBechen@dykema.com.

Sincerely,

Dykema Gossett PLLC

/s/ Kate Bechen
Kate Bechen, Esq.

cc:	Mike Winston
Interim Chief Executive Officer
Jet.AI Inc.